Mail Stop 4561
Via fax: (630) 932-8852

September 4, 2009

T. Kendall Hunt
CEO & Chairman of the BOD
VASCO Data Security International, Inc.
1901 South Meyers Road
Suite 210
Oakbrook Terrance, IL. 60181

> **Re: VASCO Data Security International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 0-24389**

Dear Mr. Hunt:

We have completed our review of your Form 10-K and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief